EXHIBIT 99.1
Shopify Reports First-Quarter 2022 Financial Results,
Plans to Acquire Ecommerce Fulfillment Technology Provider Deliverr

Addition of Deliverr seeks to expand fast and easy fulfillment for independent brands across channels

Shopify reports in U.S. dollars and in accordance with U.S. GAAP

Internet, Everywhere - May 5, 2022 - Shopify Inc. (NYSE, TSX: SHOP), a provider of essential internet infrastructure for commerce, announced today financial results for the quarter ended March 31, 2022.

“While we’ve experienced massive macro shifts since the start of the pandemic, the one mainstay has been that Shopify is the commerce platform of choice for merchants in any environment, with the ability to support commerce on any surface,” said Harley Finkelstein, Shopify’s President. “This has earned Shopify significant merchant trust and the ability to help them with more parts of their business, which is why we are eager to bring Deliverr’s team and technology to our merchants.”

“The agility of the Shopify platform was evident in our first quarter,” said Amy Shapero, Shopify’s CFO. “Our omnichannel capabilities helped merchants navigate the welcome return of foot traffic to their brick-and-mortar stores, and enabled them to leverage the growing volume of commerce on social, in search and in apps. Being able to offer a delivery promise and fast fulfillment across all these channels boosts conversion. We are confident Deliverr’s ability to simplify the process, and arm merchants with visibility and control from the display of a delivery promise across multiple channels through its completion, will be a huge benefit to our merchants.”

First-Quarter Financial Highlights
•Total revenue in the first quarter grew 22% to $1.2 billion, which represents a two-year compound annual growth rate of 60%. The first quarter of 2021 marked the highest revenue growth in the company's history as a public company driven by stimulus and COVID-19 lockdowns. Shopify merchants are emerging from the last two years stronger and better prepared for commerce everywhere.
•Monthly Recurring Revenue1 ("MRR") as of March 31, 2022 was $105.2 million. MRR increased 17% year over year, up from $89.9 million as of March 31, 2021 as more merchants joined the platform and the number of retail locations using POS Pro increased. Shopify Plus contributed $31.8 million, or 30%, of
1. Monthly Recurring Revenue, or MRR, is calculated by multiplying the number of merchants by the average monthly subscription plan fee in effect on the last day of that period and is used by management as a directional indicator of subscription solutions revenue going forward assuming merchants maintain their subscription plan the following month.

MRR compared with 26% of MRR as of March 31, 2021, as larger merchants seek out greater value from their digital platforms.
•Subscription Solutions revenue was $344.8 million, up 8% year over year, primarily due to more merchants joining the platform, and reflecting our change in terms to make selling in our app and theme stores free for partners up to their first million dollars annually, terms that were not in place in the first quarter of 2021.
•Gross Merchandise Volume2 ("GMV") for the first quarter was $43.2 billion, which represents a two-year compound annual growth rate of 57% and an increase of $5.9 billion, or 16% over the first quarter of 2021. Gross Payments Volume3 ("GPV") grew to $22.0 billion, which accounted for 51% of GMV processed in the quarter, versus $17.3 billion, or 46%, for the first quarter of 2021. GPV continued to benefit in the quarter from strong performance by merchants on Shopify Payments, growing adoption by new merchants and merchants on Shopify Plus, Shop Pay and Shopify Markets penetration gains, and expanded availability of our POS Pro hardware with integrated payments.
•Merchant Solutions revenue was $858.9 million, up 29% year over year, driven primarily by the growth of GMV and the continued solid uptake of merchant solutions such as Shopify Payments, Shopify Capital, and Shopify Markets.
•Gross profit dollars grew 14% to $637.6 million in the first quarter of 2022, compared with $558.7 million for the first quarter of 2021, reflecting primarily a greater mix of lower-margin Merchant Solutions revenue, lower margins in Shopify Payments due to mix, increased investments in our cloud infrastructure, and the impact of the change in terms for our app and theme partners.
•Adjusted gross profit4 dollars grew 14% to $646.1 million in the first quarter of 2022, compared with $565.1 million for the first quarter of 2021.
•Operating loss for the first quarter of 2022 was $98.0 million, or 8% of revenue, versus income of $118.9 million, or 12% of revenue, for the comparable period a year ago.
•Adjusted operating income4 for the first quarter of 2022 was $31.9 million, or 3% of revenue, compared with adjusted operating income of $210.8 million or 21% of revenue in the first quarter of 2021. The difference primarily reflects the expansion of our R&D and sales and marketing teams as well as offline performance marketing initiatives.
•Net loss for the first quarter of 2022 was $1.5 billion, or $11.70 per basic and diluted share, compared with net income of $1.3 billion, or $9.94 per diluted share, for the first quarter of 2021. Q1 2022 net loss includes a $1.6 billion net unrealized and realized loss on our equity and other investments.
•Adjusted net income4 for the first quarter of 2022 was $25.1 million, or $0.20 per diluted share, compared with adjusted net income of $254.1 million, or $2.01 per diluted share, for the first quarter of 2021.
•At March 31, 2022, Shopify had $7.25 billion in cash, cash equivalents and marketable securities, compared with $7.77 billion at December 31, 2021.

2. Gross Merchandise Volume, or GMV, represents the total dollar value of orders facilitated through the Shopify platform including certain apps and channels for which a revenue-sharing arrangement is in place in the period, net of refunds, and inclusive of shipping and handling, duty and value-added taxes.
3. Gross Payments Volume, or GPV, is the amount of GMV processed through Shopify Payments.
4. Non-GAAP financial measures exclude the effect of stock-based compensation expenses and related payroll taxes, amortization of acquired intangibles, unrealized and realized gains and losses on equity and other investments, and tax effects related to non-GAAP adjustments. Please refer to "Non-GAAP Financial Measures" in this press release for more information.

First-Quarter Business Highlights
•Shopify completed the roll out of Shopify Markets to all merchants, making cross-border commerce easier for merchants worldwide. Since fully rolling out in February, tens of thousands of merchants have added or localized a market using Shopify Markets.
•Shopify launched LinkPop, a customizable link-in-bio tool that lets Shopify merchants and non-merchants sell products with shoppable links and gives users powerful analytics tools to see which contents and products captivate their followers.
•Merchants in the U.S., Canada, and the U.K. received $346.7 million in merchant cash advances and loans from Shopify Capital in the first quarter of 2022, an increase of 12% versus the $308.6 million funded in the first quarter of last year. Shopify Capital has grown to $3.3 billion in cumulative capital funded since its launch in April 2016, approximately $486.5 million of which was outstanding on March 31, 2022.
•Shopify continued to build simple and fast fulfillment through Shopify Fulfillment Network, introducing an improved inbound transfer experience, easier inventory tracking across our fulfillment centers, and the ability to add new products directly in the merchant-facing app, saving merchants time, cost, and effort.
•Shopify announced it became the first Canadian company to sign a power purchase agreement (PPA) equivalent to powering 100% of office buildings and employee home offices across North America with wind energy.

Subsequent to First Quarter 2022
•Shopify announced its support of nine new tech-driven innovators in carbon removal through our Sustainability Fund, bringing our total carbon removal purchase commitment to $32 million. Shopify is the largest purchaser for eight and the first purchaser for four of these new partners. As the largest purchaser, we are providing companies with a strong revenue stream that helps them secure financing, and as the first purchaser, we are sending a clear market signal for others to buy from these partners.
•Shopify published its 2021 Global Economic Impact report, showcasing Shopify’s role in driving significant business growth and expansion for entrepreneurs and economies around the world. In 2021, businesses on Shopify generated over $444 billion in global economic impact, supporting five million jobs worldwide, up 45% and 39%, respectively, from 2020. In addition, our partner ecosystem generated $32 billion in revenue, up 45% over 2020, as our merchants’ selling drove tremendous volumes of economic activity.
•Shopify announced a 10-for-1 split of its Class A and Class B shares as well as updates to its governance structure, both of which will be voted on at its Annual General and Special Meeting of Shareholders in June.

Acquisition of Deliverr
Shopify has reached an agreement to acquire Deliverr, Inc., a fulfillment technology provider, to provide simplicity and scale to millions of merchants, and to remove the complexity of fragmented supply chain management. With the addition of Deliverr’s network management software; team of software engineers, operations experts and customer champions with deep domain expertise; and asset-lite network of warehouse, carrier, and last mile partners, Shopify gains visibility and control of movements along the supply chain, empowering merchants to offer and achieve fast delivery promises across channels. By integrating the end-to-end software and logistics platform into the Shopify ecosystem, Shopify will streamline logistics to provide simplicity and scale advantages for merchants.

“Our goal is to not only level the playing field for independent businesses, but tilt it in their favor — turning their size and agility into a superpower,” said Tobi Lütke, Shopify’s CEO. “Together with Deliverr, Shopify Fulfillment Network will give millions of growing businesses access to a simple, powerful logistics platform that will allow them to make their customers happy over and over again.”

Deliverr offers scalable logistics infrastructure for end-to-end inventory orchestration, including:
•inventory receiving and inspection and cross-docking capabilities;
•inventory placement algorithms that route inventory based on predicted merchant demand;
•preparation, storage, and freight services;
•real-time fulfillment optimization across online, brick-and-mortar, B2B and wholesale channels; and an
•asset-lite network of warehouse, carrier and last-mile partners offering elastic warehouse capacity to thousands of merchants.

Deliverr’s asset-light infrastructure complements and extends the reach of Shopify’s network of large-capacity, self-operated hubs, and enhances affordable access to a two-day delivery promise in the U.S. across all channels. With Deliverr, Shopify strengthens its ability to offer merchants simplified inventory management, demand-driven inventory balancing, and fast delivery from coast to coast, with minimal inventory required. Deliverr, which ships over a million orders per month across the U.S., has already benefited thousands of merchants, many of whom use Shopify, as the hyper-fragmented market of freight forwarders, transportation providers, and 3rd-party logistics companies can be overwhelming for users.

The addition of Deliverr will more than double the size of Shopify’s fulfillment team with talent that is steeped in the logistics industry. Led by Harish Abbott, Deliverr’s CEO, Deliverr’s revenues have grown rapidly due to its ability to provide two-day delivery service across multiple channels including online stores, search and social channels and large ecommerce marketplaces like Amazon, eBay, Etsy, and Walmart. Together with Shopify’s 6 River Systems, which powers embedded technologies for warehouses, Shopify is building the most robust merchant-obsessed network for the future of global logistics, for everyone. Shopify Fulfillment Network, 6 River Systems, and Deliverr will collectively form a broader logistics unit within Shopify under the group's newly appointed CEO, Aaron Brown, who has led Shopify Fulfillment Network since 2020.

Transaction Terms
Under the terms of the agreement, Shopify will acquire all of Deliverr’s outstanding securities in a transaction valued at approximately $2.1 billion, consisting of approximately 80% in cash and 20% in Shopify Class A Subordinate Voting Shares. Deliverr's key management elected to take a significant portion of their stockholder consideration as Shopify Class A Subordinate Voting Shares that will vest subject to certain conditions. The parties expect the transaction to close following regulatory review.

The anticipated benefits of Shopify’s acquisition of Deliverr are described in greater detail on our news page (https://news.shopify.com/oh-ship-shopify-to-acquire-deliverr-for-21b-building-the-future-of-global-logistics-for-independent-brands).

2022 Outlook
The outlook that follows constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control. Please see "Forward-looking Statements" below.

In addition to the other assumptions and factors described in this press release, Shopify’s outlook assumes the continuation of growth trends in our industry, our ability to manage our growth effectively, the absence of material changes in our industry or the global economy and other assumptions related to the COVID-19 pandemic, which are described in detail below. The following statements supersede all prior statements made by Shopify and are based on current expectations. As these statements are forward-looking, actual results may differ materially.

All numbers provided in this section are approximate and include the projected impact of the planned acquisition of Deliverr.

For 2022, we expect:
•Year-over-year revenue growth to be lower in the first half and highest in the fourth quarter of 2022, as the COVID-triggered acceleration of ecommerce in the first half of 2021 from lockdowns and government stimulus is absent from the first half of 2022; our change in terms for app and theme developers eliminates Shopify's rev share on partners' first million dollars of revenue annually and recognizes the sale of themes on a net basis (terms that were not in place in the first half of last year); and we expect certain commercial initiatives and sales and marketing investments will gain momentum over the course of 2022.
•Subscriptions Solutions revenue growth to be driven by merchants around the world joining the platform at a level comparable to that in 2021, as we introduce new commercial initiatives and aggressively invest in sales and marketing to expand our addressable market and more deeply penetrate existing markets.

•Merchant Solutions revenue growth to be more than twice the rate of subscription solutions revenue growth year-over-year, as merchants make greater use of our offerings, and as we expand existing products into new geographies and roll out newer features like Shopify Markets. The increase of Merchant Solutions in our overall revenue mix means gross profit dollar growth will trail revenue growth.
•To reinvest all of our gross profit dollars back into the business to pursue our multiple paths to growth, including the expansion of our services to more merchants in more geographies, the development of new products, and the strengthening of our partner ecosystem to give independent brands of all sizes a way to build a strong, low-friction presence across the internet, in apps, and in person.

Factoring in the effects of an inflationary environment on consumer spending, we expect our adjusted operating results to reflect the reinvestments outlined above as well as the impact of Deliverr, which we expect to be dilutive to operating margin this year. Finally, we anticipate capital expenditures of $200 million, stock-based compensation expenses and related payroll taxes of $800 million and amortization of acquired intangibles of $62 million. We have a long history of disciplined management of the resources at our disposal and are confident that taking decisive action this year to help merchants grow through these transitions sets us up for success for the foreseeable future.

Quarterly Conference Call
Shopify’s management team will hold a conference call to discuss our first-quarter results today, May 5, 2022, at 8:30 a.m. ET. The conference call will be webcast on the investor relations section of Shopify’s website at https://investors.shopify.com/news-and-events/. An archived replay of the webcast will be available following the conclusion of the call.

Shopify’s First Quarter 2022 Interim Unaudited Condensed Consolidated Financial Statements and Notes and its First Quarter 2022 Management's Discussion and Analysis are available on Shopify’s website at https://investors.shopify.com and will be filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

About Shopify
Shopify is a leading provider of essential internet infrastructure for commerce, offering trusted tools to start, grow, market, and manage a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for reliability, while delivering a better shopping experience for consumers everywhere. Proudly founded in Ottawa, Shopify powers millions of businesses in more than 175 countries and is trusted by brands such as Allbirds, Gymshark, Heinz, Tupperware, FTD, Netflix, FIGS, and many more. For more information, visit www.shopify.com.

Non-GAAP Financial Measures
To supplement our consolidated financial statements, which are prepared and presented in accordance with United States generally accepted accounting principles ("GAAP"), Shopify uses certain non-GAAP financial measures to provide additional information in order to assist investors in understanding our financial and operating performance.

Adjusted gross profit, adjusted operating income, adjusted net income and adjusted net income per share are non-GAAP financial measures that exclude the effect of stock-based compensation expenses and related payroll taxes, and amortization of acquired intangibles. Adjusted net income and adjusted net income per share also exclude unrealized and realized gains and losses on equity and other investments and tax effects related to non-GAAP adjustments.

Management uses non-GAAP financial measures internally for financial and operational decision-making and as a means to evaluate period-to-period comparisons. Shopify believes that these non-GAAP measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making. Non-GAAP financial measures are not recognized measures for financial statement presentation under U.S. GAAP and do not have standardized meanings, and may not be comparable to similar measures presented by other public companies. Such non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP. See the financial tables below for a reconciliation of the non-GAAP measures.

Forward-looking Statements
This press release contains certain forward-looking statements within the meaning of applicable securities laws, including statements regarding the upcoming vote at the shareholders’ meeting, the closing of Shopify’s acquisition of Deliverr, Shopify’s planned business initiatives and operations and outlook, the performance of Shopify's merchants, the impact of Shopify's business on its merchants and other entrepreneurs, and economic activity and consumer spending. Words such as "continue", "will", “plan”, “anticipate”, "become", "enable", and "expect" or similar expressions are intended to identify forward-looking statements.

These forward-looking statements are based on Shopify’s current projections and expectations about future events and financial trends that management believes might affect its financial condition, results of operations, business strategy and financial needs, and on certain assumptions and analysis made by Shopify in light of the experience and perception of historical trends, current conditions and expected future developments and other factors management believes are appropriate. These projections, expectations, assumptions and analyses are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause actual results, performance, events and achievements to differ materially from those anticipated in these forward-looking statements. Although Shopify believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect, and readers cannot be assured that actual results will be consistent with these forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control, including but not limited to: sustaining our rapid growth; managing our growth; our potential inability to compete successfully against current and future competitors; the security of personal information we store relating to merchants and their buyers, as well as consumers with whom we have a direct relationship including users of our apps; a denial of service attack or security breach; our ability to innovate; our limited operating history in new and developing markets and geographic regions; international sales and operations and the use of our platform in various countries; our current reliance on a single supplier to provide the technology we offer through Shopify Payments; the reliance of our growth in part on the success of our strategic relationships with third parties; our potential inability to hire, retain and motivate qualified personnel; our use of a single cloud-based platform to deliver our services; complex and changing laws and regulations worldwide; our dependence on the continued services of our senior management and other key employees; the COVID-19 pandemic and its impact on our business, financial condition and results of operations including the impact of measures taken to contain the virus and the impact on the global economy and consumer spending on our merchants' and partners' ecosystem; payments processed through Shopify Payments, Shop Pay Installments, or payments processed or funds managed through Shopify Balance; our history of losses and our ability to maintain profitability; our potential failure to effectively maintain, promote and enhance our brand; serious errors or defects in our software or hardware; our potential inability to achieve or maintain data transmission capacity; activities of merchants or partners or the content of merchants' shops and our ability to detect and address unauthorized activity on our platform; evolving privacy laws and regulations, cross-border data transfer restrictions, data localization requirements and other domestic or foreign regulations that may limit the use and adoption of our services; acquisitions and investments, including strategic investments; our ability to successfully scale, optimize and operate Shopify Fulfillment Network; risks associated with Shopify Capital, and offering financing to merchants; potential claims by third parties of intellectual property infringement or other third party or governmental claims, litigation, disputes, or other proceedings; our reliance on computer hardware, purchased or leased, software licensed from and services rendered by third parties, in order to provide our solutions and run our business, sometimes by a single-source supplier; the impact of worldwide economic conditions, such as economic impacts due to the Russian invasion of Ukraine, including the resulting effect on spending by small and medium-sized businesses or their buyers; manufacturing and supply chain risks; unanticipated changes in tax laws or adverse outcomes resulting from examination of our income or other tax returns; being required to collect federal, state, provincial or local business taxes, sales and use taxes or other indirect taxes in additional jurisdictions on transactions by our merchants; the interoperability of our platform with mobile devices and operating systems; changes to technologies used in our platform or new versions or upgrades of operating systems and internet browsers; our potential inability to obtain, maintain and protect our intellectual property rights and proprietary information or prevent third parties from making unauthorized use of our technology; our pricing decisions for our solutions; our use of open source software; seasonal fluctuations; exchange rate fluctuations that may negatively affect our results of operations; our dependence upon buyers’ and merchants’ access to, and willingness to use, the internet for commerce; provisions of our financial instruments including our notes; our potential inability to raise additional funds as may be needed to pursue our growth strategy or continue our operations, on favorable terms or at all; our tax loss carryforwards; the ownership of our shares; our sensitivity to interest rate fluctuations; and our concentration of credit risk, and the ability to mitigate that risk using third parties, and the risk of inflation; and other one-time events and other important factors disclosed previously and from time to time in Shopify’s filings with the U.S. Securities and Exchange Commission and the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada. The forward-looking statements contained in this news release represent Shopify’s expectations as of the date of this news release, or as of the date they are otherwise stated to be made, and subsequent events may cause these expectations to change. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

CONTACT:
INVESTORS:	MEDIA:
Katie Keita	Rebecca Feigelsohn
Senior Director, Investor Relations	Senior Communications Lead
613-241-2828 x 1024	416-238-6705 x 302
IR@shopify.com	press@shopify.com
SOURCE: Shopify

Shopify Inc.
Condensed Consolidated Statements of Operations and Comprehensive (Loss) Income
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended
	March 31, 2022	March 31, 2021
	$	$
Revenues
Subscription solutions	344,761	320,681
Merchant solutions	858,862	667,966
	1,203,623	988,647
Cost of revenues
Subscription solutions	77,545	58,382
Merchant solutions	488,441	371,549
	565,986	429,931
Gross profit	637,637	558,716
Operating expenses
Sales and marketing	303,371	186,223
Research and development	303,661	175,886
General and administrative	108,088	67,102
Transaction and loan losses	20,493	10,606
Total operating expenses	735,613	439,817
(Loss) income from operations	(97,976)	118,899

Other (expense) income, net	(1,554,881)	1,250,645
(Loss) income before income taxes	(1,652,857)	1,369,544
Recovery of (provision for) income taxes	178,449	(111,099)
Net (loss) income	(1,474,408)	1,258,445
Other comprehensive income (loss)	6,387	(2,724)
Comprehensive (loss) income	(1,468,021)	1,255,721

Net (loss) income per share attributable to shareholders:
Basic	(11.70)	10.21
Diluted	(11.70)	9.94

Shares used to compute net (loss) income per share attributable to shareholders:
Basic	126,013,066	123,243,650
Diluted	126,013,066	126,674,388

Shopify Inc.
Condensed Consolidated Balance Sheets
(Expressed in US $000’s except share amounts, unaudited)

	As at
	March 31, 2022	December 31, 2021
	$	$
Assets
Current assets
Cash and cash equivalents	2,451,545	2,502,992
Marketable securities	4,795,145	5,265,101
Trade and other receivables, net	225,252	192,209
Merchant cash advances, loans and related receivables, net	486,507	470,722
Income taxes receivable	3,369	5,023
Other current assets	113,063	103,273
	8,074,881	8,539,320
Long-term assets
Property and equipment, net	109,570	105,526
Right-of-use assets, net	220,205	196,388
Intangible assets, net	131,608	138,496
Deferred tax assets	47,064	48,369
Equity and other investments ($1,859,444 and $3,412,166, carried at fair value)	2,894,601	3,955,545
Goodwill	356,528	356,528
	3,759,576	4,800,852
Total assets	11,834,457	13,340,172
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	406,647	456,688
Income taxes payable	8,294	13,505
Deferred revenue	247,647	216,792
Lease liabilities	19,344	15,748
	681,932	702,733
Long-term liabilities
Deferred revenue	186,636	162,932
Lease liabilities	264,534	246,776
Convertible senior notes	911,549	910,963
Deferred tax liabilities	211	183,427
	1,362,930	1,504,098
Commitments and contingencies
Shareholders’ equity
Common stock, unlimited Class A subordinate voting shares authorized, 114,185,448 and 113,954,492, issued and outstanding; unlimited Class B multiple voting shares authorized, 11,951,154 and 11,942,667 issued and outstanding	8,150,878	8,040,099
Additional paid-in capital	174,570	161,074
Accumulated other comprehensive income (loss)	413	(5,974)
Retained earnings	1,463,734	2,938,142
Total shareholders’ equity	9,789,595	11,133,341
Total liabilities and shareholders’ equity	11,834,457	13,340,172

Shopify Inc.
Condensed Consolidated Statements of Cash Flows
(Expressed in US $000’s, unaudited)

	Three months ended
	March 31, 2022	March 31, 2021
	$	$
Cash flows from operating activities
Net (loss) income for the period	(1,474,408)	1,258,445
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Amortization and depreciation	16,670	15,800
Stock-based compensation	117,989	69,156
Amortization of debt offering costs	586	585
Provision for transaction and loan losses	9,805	4,236
Deferred income tax (recovery) expense	(184,214)	100,954
Revenue related to non-cash consideration	(26,081)	(2,031)
Net loss (gain) on equity and other investments	1,593,655	(1,250,944)
Unrealized foreign exchange loss	6,322	1,734
Changes in operating assets and liabilities:
Trade and other receivables	(31,291)	(39,063)
Merchant cash advances, loans and related receivables	(27,283)	(74,561)
Other current assets	(4,782)	(13,205)
Non-cash consideration received in exchange for services	(76,726)	—
Accounts payable and accrued liabilities	(44,024)	39,756
Income taxes receivable and payable	(4,898)	9,525
Deferred revenue	80,640	10,358
Lease assets and liabilities	(5,520)	4,938
Net cash (used in) provided by operating activities	(53,560)	135,683
Cash flows from investing activities
Purchase of marketable securities	(1,463,705)	(2,444,955)
Maturity of marketable securities	1,929,395	1,038,316
Purchase of equity and other investments	(453,945)	(206,552)
Acquisitions of property and equipment	(15,940)	(5,188)
Net cash used in investing activities	(4,195)	(1,618,379)
Cash flows from financing activities
Proceeds from public equity offerings, net of issuance costs	—	1,541,168
Proceeds from the exercise of stock options	6,286	22,925
Net cash provided by financing activities	6,286	1,564,093
Effect of foreign exchange on cash and cash equivalents	22	577
Net (decrease) increase in cash and cash equivalents	(51,447)	81,974
Cash and cash equivalents – Beginning of Period	2,502,992	2,703,597
Cash and cash equivalents – End of Period	2,451,545	2,785,571

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended
	March 31, 2022	March 31, 2021
	$	$
GAAP Gross profit	637,637	558,716
% of Revenue	53%	57%
add: stock-based compensation	2,067	1,515
add: payroll taxes related to stock-based compensation	116	336
add: amortization of acquired intangibles	6,234	4,531
Non-GAAP Gross profit	646,054	565,098
% of Revenue	54%	57%

GAAP Sales and marketing	303,371	186,223
% of Revenue	25%	19%
less: stock-based compensation	14,723	8,853
less: payroll taxes related to stock-based compensation	480	2,032
less: amortization of acquired intangibles	386	386
Non-GAAP Sales and marketing	287,782	174,952
% of Revenue	24%	18%

GAAP Research and development	303,661	175,886
% of Revenue	25%	18%
less: stock-based compensation	82,464	44,289
less: payroll taxes related to stock-based compensation	3,273	11,738
less: amortization of acquired intangibles	76	58
Non-GAAP Research and development	217,848	119,801
% of Revenue	18%	12%

GAAP General and administrative	108,088	67,102
% of Revenue	9%	7%
less: stock-based compensation	18,735	14,499
less: payroll taxes related to stock-based compensation	1,336	3,706
Non-GAAP General and administrative	88,017	48,897
% of Revenue	7%	5%

GAAP Transaction and loan losses	20,493	10,606
% of Revenue	2%	1%

GAAP Operating expenses	735,613	439,817
% of Revenue	61%	44%
less: stock-based compensation	115,922	67,641
less: payroll taxes related to stock-based compensation	5,089	17,476
less: amortization of acquired intangibles	462	444
Non-GAAP Operating expenses	614,140	354,256
% of Revenue	51%	36%

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results (continued)
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended
	March 31, 2022		March 31, 2021
	$		$
GAAP Operating (loss) income	(97,976)		118,899
% of Revenue	(8)%		12%
add: stock-based compensation	117,989		69,156
add: payroll taxes related to stock-based compensation	5,205		17,812
add: amortization of acquired intangibles	6,696		4,975
Adjusted Operating income	31,914		210,842
% of Revenue	3%		21%

GAAP Net (loss) income	(1,474,408)		1,258,445
% of Revenue	(122)%		127%
add: stock-based compensation	117,989		69,156
add: payroll taxes related to stock-based compensation	5,205		17,812
add: amortization of acquired intangibles	6,696		4,975
add: net loss (gain) on equity and other investments	1,555,120		(1,250,944)
add: income tax effects related to non-GAAP adjustments	(185,520)		154,666
Adjusted Net income	25,082		254,110
% of Revenue	2%		26%

Basic GAAP Net (loss) income per share attributable to shareholders	(11.70)		10.21
add: stock-based compensation	0.94		0.56
add: payroll taxes related to stock-based compensation	0.04		0.14
add: amortization of acquired intangibles	0.05		0.04
add: net loss (gain) on equity and other investments	12.34		(10.15)
add: income tax effects related to non-GAAP adjustments	(1.47)		1.25
Basic Adjusted Net income per share attributable to shareholders	0.20		2.06
Weighted average shares used to compute GAAP and non-GAAP basic net (loss) income per share attributable to shareholders	126,013,066		123,243,650

Diluted GAAP Net (loss) income per share attributable to shareholders	(11.55)	(1)	9.94
add: stock-based compensation	0.93		0.55
add: payroll taxes related to stock-based compensation	0.04		0.14
add: amortization of acquired intangibles	0.05		0.04
add: net loss (gain) on equity and other investments	12.19		(9.88)
add: income tax effects related to non-GAAP adjustments	(1.45)		1.22
Diluted Adjusted Net income per share attributable to shareholders	0.20		2.01
Weighted average shares used to compute GAAP and non-GAAP diluted net (loss) income per share attributable to shareholders	127,546,797	(1)	126,674,388
(1) As the adjustments to GAAP net loss per share for the three months ended March 31, 2022 have resulted in an adjusted net income per share, the diluted GAAP net loss and the weighted average shares used to compute GAAP and non-GAAP diluted net (loss) income have been adjusted to reflect the weighted average effect of dilutive securities.